Skadden, Arps, Slate, Meagher & Flom LLP

333 West Wacker Drive

Chicago, Illinois 60606

Tel: (312) 407-0700

Fax: (312) 407-0411

http://www.skadden.com

February 26, 2007

VIA EDGAR AND HAND DELIVERY

Jennifer R. Hardy

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0303

Re:	Chicago Mercantile Exchange Holdings Inc.
Registration Statement on Form S-4
Commission File No. 333-139538

Dear Ms. Hardy:

We are writing on behalf of our client, Chicago Mercantile Exchange Holdings Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated February 22, 2007 (the “Comment Letter”), relating to the Company’s Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on February 20, 2007 in connection with the merger of the Company and CBOT Holdings, Inc. (“CBOT Holdings”).

For the convenience of the Staff, the response is set forth below following the text of the paragraph of the Comment Letter. Enclosed is a copy of Amendment No. 3 to the Registration Statement, which is also being filed via EDGAR concurrently herewith and which has been marked to show changes from Amendment No. 2 to the Registration Statement as previously filed.

Exhibits

1.	We note your response to comment 12 of our letter dated February 15, 2007. Please note that counsel must opine on the tax consequences of the transaction, not the manner in which they are described in the prospectus. In this respect, we note the language on page 129 that it is a condition that you receive an opinion of counsel . . . substantially to the effect that the merger will be treated as a reorganization and that Skadden Arps has delivered an opinion to CME Holdings, and Mayer Brown has delivered an opinion to CBOT Holdings, to the effect that the merger will be treated as a reorganization. Please revise the prospectus disclosure U.S. Federal Income Tax Consequences of the Merger to delete this language and to state clearly what counsels’ opinions are, i.e. that the transaction will be treated as a reorganization, or alternatively submit revised tax opinions directly opining on each material consequence of the merger to the parties and their shareholders.

Response: The disclosure under the heading “Material U.S. Federal Income Tax Consequences of the Merger” and the opinions of Skadden Arps and Mayer Brown have been revised in response to this comment.

Securities and Exchange Commission

February 26, 2007

* * * * *

After you have had the opportunity to review the attached, please do not hesitate to contact the undersigned (312-407-0531) or Susan S. Hassan (312-407-0527) with any questions or further comments you may have. Facsimile transmissions may be sent to us at (312) 407-0411.

Very truly yours,

/s/ Rodd M. Schreiber

Rodd M. Schreiber

Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Matt Franker (Securities and Exchange Commission)
Bret Johnson (Securities and Exchange Commission)
Jennifer Thompson (Securities and Exchange Commission)
Kathleen M. Cronin (Chicago Mercantile Exchange Holdings Inc.)
Susan S. Hassan (Skadden, Arps, Slate, Meagher & Flom LLP)
Kevin J.P. O’Hara (CBOT Holdings, Inc.)
Scott J. Davis (Mayer Brown Rowe and Maw LLP)
Bruce F. Perce (Mayer Brown Rowe and Maw LLP)